UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            THE HAIN FOOD GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   49460E 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Andrew R. Heyer
                        CIBC Wood Gundy Securities Corp.
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 885-4400

                                   Copies to:
                                  Roger Meltzer
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 4, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 49460E 10 9                                        Page 2 of 9 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

                  Argosy Investment Corp.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                           (a) /X/

                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.    SOLE VOTING POWER

                  None

8.    SHARED VOTING POWER

                  1,449,528

9.    SOLE DISPOSITIVE POWER

                  None

10.   SHARED DISPOSITIVE POWER

                  1,449,528

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

                  1,449,528

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES                                                             /_/
      CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
      (11)

                  15.4%

14.   TYPE OF REPORTING PERSON*

                  CO, IV

                                  SCHEDULE 13D


CUSIP No. 49460E 10 9                                        Page 3 of 9 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

                  Argosy-Hain Investment Group, L.P.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                           (a) /X/

                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER

                  899,528

9.    SOLE DISPOSITIVE POWER


10.   SHARED DISPOSITIVE POWER

                  899,528

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING                                                            /_/
      PERSON

                  899,528

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES                                                             /_/
      CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
      (11)

                  10.1%

14.   TYPE OF REPORTING PERSON*

                  PN

                                  SCHEDULE 13D


CUSIP No. 49460E 10 9                                        Page 4 of 9 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

                  Argosy-Hain Warrant Holdings, L.P.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                           (a) /X/

                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER

                  550,000

9.    SOLE DISPOSITIVE POWER


10.   SHARED DISPOSITIVE POWER

                  550,000

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING                                                            /_/
      PERSON

                  550,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES                                                             /_/
      CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
      (11)

                  5.8%

14.   TYPE OF REPORTING PERSON*

                  PN

                                  SCHEDULE 13D


CUSIP No. 49460E 10 9                                        Page 5 of 9 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

                  Andrew R. Heyer

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                           (a) /X/

                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

7.    SOLE VOTING POWER

                  62,648

8.    SHARED VOTING POWER

                  1,449,528

9.    SOLE DISPOSITIVE POWER

                  62,648

10.   SHARED DISPOSITIVE POWER

                  1,449,528

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING                                                            /_/
      PERSON

                  1,512,176

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES                                                             /_/
      CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
      (11)

                  16.1%

14.   TYPE OF REPORTING PERSON*

                  IN

                                  SCHEDULE 13D


CUSIP No. 49460E 10 9                                        Page 6 of 9 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

                  Jay R. Bloom

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                           (a) /X/

                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

7.    SOLE VOTING POWER

                  45,694

8.    SHARED VOTING POWER

                  1,449,528

9.    SOLE DISPOSITIVE POWER

                  45,694

10.   SHARED DISPOSITIVE POWER

                  1,449,528

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING                                                            /_/
      PERSON

                  1,495,222

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES                                                             /_/
      CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
      (11)

                  15.9%

14.   TYPE OF REPORTING PERSON*

                  IN

                                  SCHEDULE 13D


CUSIP No. 49460E 10 9                                        Page 7 of 9 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

                  Dean C. Kehler

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                           (a) /X/

                                                                       (b) /_/
3.    SEC USE ONLY

4.    SOURCE OF FUNDS


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

7.    SOLE VOTING POWER

                  62,828

8.    SHARED VOTING POWER

                  1,449,528

9.    SOLE DISPOSITIVE POWER

                  62,828

10.   SHARED DISPOSITIVE POWER

                  1,449,528

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING                                                            /_/
      PERSON

                  1,512,356

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES                                                             /_/
      CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
      (11)

                  16.1%

14.   TYPE OF REPORTING PERSON*

                  IN

                                  SCHEDULE 13D


CUSIP No. 49460E 10 9                                        Page 8 of 9 Pages



     This Amendment No. 5 amends and supplements the Schedule 13D ("Schedule 13D"), as amended by amendment Nos. 1, 2, 3 and 4 filed by (i) Argosy Investment Corp. ("AIC"); (ii) Argosy-Hain Investment Group, L.P. ("AHIG"); (iii) Argosy-Hain Warrant Holdings, L.P. ("AHWH"); (iv) Andrew R. Heyer; (v) Dean C. Kehler and (vi) Jay R. Bloom (collectively, the "Reporting Persons") with respect to the common stock, par value $.01 per share, of The Hain Food Group, Inc., a Delaware corporation, formerly Kineret Acquisition Corp.

ITEM 1.     Security and Issuer

     The class of securities to which this Statement relates is the common stock, par value $.01 per share ("Common Stock"), of The Hain Food Group, Inc., a Delaware corporation, formerly Kineret Acquisition Corp. (the "Company"). The address of the principal executive offices of the Company is 50 Charles Lindbergh Boulevard, Uniondale, New York 11553.

ITEM 5.     Interest in Securities of the Issuer

          (a) By reason of their relationship with each other, the Reporting Persons, as of June 4, 1997, may be deemed to be the beneficial owners of the shares of Common Stock as listed in Item 11 in pages 2 through 7 of this Schedule 13D.

          (b) As the officers, directors and shareholders of AIC, which is the General Partner of AHIG and AHWH, Heyer, Kehler and Bloom may be deemed to share voting and dispositive powers as to the 1,449,528 shares of Common Stock beneficially owned, in the aggregate, by AHIG and AHWH. Heyer, Kehler and Bloom disclaim such beneficial ownership.

          (c) To the best knowledge of the Reporting Persons, the transaction effected in the Common Stock within the preceding sixty days is the sale by AHIG of 340,000 shares of Common Stock on June 4, 1997 for an aggregate sale price of $1,742,500.

          (d) To the best knowledge of the Reporting Persons, no person other than those identified in this Schedule 13D and the other limited partners of AHIG has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule 13D.

SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      June 4, 1997

                                 ARGOSY-HAIN INVESTMENT GROUP, L.P.
                                 ARGOSY-HAIN WARRANT HOLDINGS, L.P.
                                 ARGOSY INVESTMENT CORP.
                                 Dean C. Kehler
                                 Jay R. Bloom
                                 Andrew R. Heyer


                                 By:/s/ Andrew R. Heyer
                                    --------------------------------
                                      Name:  Andrew R. Heyer
                                      Title: attorney-in-fact